CROCS, INC.
6273 Monarch Park Place
Niwot, CO 80503

February 3, 2006

Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549	BY EDGAR AND FACSIMILE
  Re:
  Crocs, Inc.
   Registration Statement on Form S-1 (File No. 333-127526)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crocs, Inc., hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (the "Registration Statement"), relating to a public offering of shares of the Registrant's common stock, $0.001 par value per share, be accelerated and that such Registration Statement be declared effective at 4:00 p.m. E.S.T. on February 7, 2006, or as soon thereafter as practicable.

Very truly yours,
CROCS, INC.
/s/ RONALD R. SNYDER Ronald R. Snyder President and Chief Executive Officer